                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):   Form 10-K     Form 20-F     Form 11-K    X Form 10-Q     Form N-SAR

      For Period Ended:          June 30, 2002
                       -------------------------
      {   } Transition Report on Form 10-K
      {   } Transition Report on Form 20-F
      {   } Transition Report on Form 11-K
      {   } Transition Report on Form 10-Q
      {   } Transition Report on Form N-SAR
      For the Transition Period Ended:

If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Eagle Exploration Company
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Full Name if Applicable

Former Name if Applicable

        1630 Welton Street, Suite 530
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Address of Principal Executive Office (Street and Number)

        Denver, Colorado  80202
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

X    (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X    (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, Form 20-F, 11-K or Form N SAR, or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)  The accountants' statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N
SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period.

        More time is needed to prepare the information necessary for a complete and accurate filing.

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

            Paul M. Joeckel                  303            296-3677
------------------------------------   --------------   ------------------
                  (Name)                 (Area Code)    (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).         Yes  X          No

(3)  It is anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statement to be included in the subject report to portion thereof?
                                 Yes             No   X

     If so, attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Eagle Exploration Company
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date                                       By:
    ------------------                        -------------------------------------

INSTRUCTION The form may be signed by an executive  officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

                              GENERAL INSTRUCTIONS

1.   This form is  required by Rule  12b-25 (17 CFR  240.12b-25)  of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed  original and four conformed  copies of this form and amendments thereto  must be  completed  and filed  with the  Securities  and  Exchange
     Commission,  Washington,  D.C.  20549,  in accordance  with Rule 0-3 of the
     General Rules and Regulations  under the Act. The information  contained in or filed  with  the form  will be made a matter  of  public  record  in the
     Commission files.

3.   A manually  signed copy of the form and  amendments  thereto shall be filed with each national  securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications  must also be filed on form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

5.   Electronic Filers.  This form shall not be used by electronic filers unable to timely  file a report  solely  due to  electronic  difficulties.  Filers unable  to  submit  a  report  within  the time  period  prescribed  due to difficulties  in  electronic  filing  should comply with either Rule 201 or
     Rule 202 of Regulation  S-T  (ss.232.201  orss.232.202  of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation
     S-T (ss.232.13(b) of this chapter).